Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance for the three months ended March 31, 2017, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our First Quarter 2017 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2016 Annual MD&A; our 2016 Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. We draw attention to our 2016 Annual MD&A where we disclosed that certain comparative figures were retrospectively amended as a result of the IFRS Interpretations Committee's agenda decision relating to IAS 12, Income Taxes.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2016 Annual MD&A.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at April 18, 2017 and was approved by the Audit and Risk Committee of our Board of Directors (Board) on that date. This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter or the first quarter refer to the three months ended March 31, 2017, unless the context indicates otherwise. All results commentary is compared to the equivalent periods in 2016 or as at December 31, 2016, as applicable, unless otherwise indicated.

Rogers Communications Inc.	1	First Quarter 2017

Reporting Segments
We report our results of operations in four reporting segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions
Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

Wireless, Cable, and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Where to find it
Strategic Update	3	Commitments and Contractual Obligations	27
Summary of Consolidated Financial Results	5	Regulatory Developments	27
Key Changes in Financial Results Compared to 2016	6	Updates to Risks and Uncertainties	27
Results of our Reporting Segments	7	Critical Accounting Policies and Estimates	28
Review of Consolidated Performance	14	Financial Guidance	29
Managing our Liquidity and Financial Resources	17	Key Performance Indicators	29
Overview of Financial Position	21	Non-GAAP Measures	30
Financial Condition	22	Other Information	34
Financial Risk Management	23	About Forward-Looking Information	36

Rogers Communications Inc.	2	First Quarter 2017

Strategic Update

Rogers' strategy is designed to re-accelerate revenue growth in a sustainable way and translate this revenue growth into strong margins, adjusted operating profit, free cash flow, an increasing return on assets, and returns to shareholders.

In 2017, we plan to further enhance our financial flexibility and execution, as well as capture cost and productivity improvements we see throughout our business. We believe this will position us well to translate our revenue growth into increased profitability and free cash flow.

Improving the Customer Experience
Our priority is to offer our customers the products and services they want and need to have the best experience possible. With that in mind, we continue to focus on becoming a leader in self-serve options. Our latest example of a self-serve option was the launch of Rogers EnRoute at the end of 2016, which was expanded to our entire Cable footprint in the first quarter of 2017. We are the first Canadian telecom company to launch this sort of time-saving tool, which allows customers to track on their phone when a technician will arrive for an installation or service call. The overwhelming majority of initial feedback from customers is very positive. Our approach is resonating with customers, as we saw approximately 35% more self-service transactions on the Rogers brand this quarter and customer contact volumes reduced 7% year on year.

We look forward to doing more for our customers throughout 2017, including offering more self-serve options and other new ways for them to interact with us digitally.

Maintaining Leadership and Momentum in Wireless
We accelerated momentum in Wireless this quarter. Wireless service revenue growth of 7% was the highest since 2010 and postpaid net additions of 60,000, up 46,000 year on year, were the highest of any first quarter since 2009, despite 42,000 net prepaid subscriber losses. We achieved this strong postpaid subscriber growth while still generating robust adjusted operating profit growth of 7% in the quarter.

Postpaid churn declined 7 basis points year on year to 1.10% in the first quarter and represented the lowest first quarter postpaid churn rate since 2010. We continue to target further reductions to churn going forward with our focus on enhancing the customer experience.

Improving Cable on the Strength of Internet and our Robust Product Roadmap
Subscriber trends have been improving in our Cable segment on the popularity of Ignite Internet, as Rogers offers the fastest widely available Internet speeds in our marketplace. For the third consecutive quarter, we reported positive Cable total service unit net additions of 8,000, driven by Internet net additions of 30,000, up 14,000 year on year.

We generated Internet revenue growth of 8% this quarter and, excluding the impact of lower wholesale revenue as a result of the Canadian Radio-television and Telecommunications Commission's (CRTC) decision to reduce access service rates, Internet revenue growth would have been 11% in the quarter. Similarly, Cable revenue and adjusted operating profit growth this quarter would have been 1% and 3%, respectively, excluding this same impact.

Approximately half of our residential Internet base is on plans of 100 megabits per second or higher. We now offer Ignite Gigabit Internet service to our entire Cable footprint of over four million homes. Our hybrid fibre-coaxial cable network allows us to make incremental success-based investments as the demand for greater speed and capacity grows. We believe this positions us well to earn attractive returns on our investments.

Late in 2016, we announced a long-term agreement with Comcast Corporation (Comcast) and expect to launch Comcast's X1 all-IP video platform in early 2018. Our customers will benefit from Comcast's substantial research and development investments and their continuing commitment to innovation. Comcast attributes the transformative X1 platform to improving Xfinity TV subscriber performance, reducing churn, and increasing engagement for customers.

Our adoption of the X1 platform not only includes access to one of the most advanced IPTV solutions, but also to Comcast's state-of-the-art customer premise equipment, including advanced DOCSIS 3.1 Wi-Fi gateways, Wi-Fi extenders, and wireless set-top boxes.

Rogers Communications Inc.	3	First Quarter 2017

First on the innovation roadmap, we intend to adopt Comcast's new Digital Home solution. This whole-home networking solution will provide customers with a simple, fast, and intuitive way to control and manage their connected devices. The cloud-based platform will link to the new DOCSIS 3.1 Wi-Fi gateway devices to deliver fast, reliable connectivity in the home and will allow customers to easily add or pause devices, pair Wi-Fi extenders that boost signal strength, and use voice controls to see who is on the network, all in a safe and secure manner. This should help support the broader adoption of connected devices and the Internet of Things (IoT).

The all-IP combination of voice, data, video, smart home monitoring, and IoT, using a combination of the most extensive DOCSIS 3.1-based, gigabit-capable network in Canada, along with Rogers and Comcast technology, aims to provide our customers with a best-in-class, next generation suite of residential services in Canada.

Media Focused on Sports
Media remains focused on our strong portfolio of live sports entertainment, including our ownership of the Toronto Blue Jays, our exclusive National Hockey League (NHL) agreement, and our joint venture interest in Maple Leaf Sports & Entertainment Ltd. In the first quarter of 2017, positive trends in Media revenue and adjusted operating profit were largely a result of higher sports-related revenue, including a distribution from Major League Baseball to the Toronto Blue Jays and higher subscription revenue from Sportsnet.

Sportsnet plans to deliver more than 100 live sporting events in 4K in 2017. Consumer interest in 4K TV continues to grow as evidenced by leading manufacturer expectations for 4K TV sales to top 50% of all TV sales in 2017. To achieve the high quality 4K resolution, significantly higher bandwidths are required. With more 4K television sets and video streaming devices in the home, the high bit rate requirement further emphasizes the speed and capacity advantages of Rogers’ hybrid fibre-coaxial cable network over the legacy networks of our telecommunication competitors.

In the fourth quarter of 2016, we shifted from print to digital media in order to keep pace with changing audience demands. Since then, we have realigned resources and developed a roadmap through which we will work to drive innovation and new content ideas while increasing digital audiences and revenue.

Corporate Update
On April 13, we announced Joseph Natale will join Rogers as President and Chief Executive Officer effective April 19, 2017.

Rogers Communications Inc.	4	First Quarter 2017

Summary of Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except margins and per share amounts)	2017	2016	% Chg

Revenue
Wireless	1,968	1,890	4
Cable	855	856	—
Business Solutions	95	96	(1)
Media	474	448	6
Corporate items and intercompany eliminations	(54)	(45)	20
Revenue	3,338	3,245	3

Adjusted operating profit (loss)
Wireless	813	763	7
Cable	392	393	—
Business Solutions	31	31	—
Media	(28)	(49)	(43)
Corporate items and intercompany eliminations	(42)	(37)	14
Adjusted operating profit [1]	1,166	1,101	6

Adjusted operating profit margin [1]	34.9%	33.9%	1.0 pts

Net income	294	230	28
Basic earnings per share	$0.57	$0.45	27
Diluted earnings per share	$0.57	$0.44	30

Adjusted net income [1]	329	245	34
Adjusted basic earnings per share [1]	$0.64	$0.48	33
Adjusted diluted earnings per share [1]	$0.64	$0.47	36

Additions to property, plant and equipment	486	552	(12)
Cash provided by operating activities	596	598	—
Free cash flow [1]	338	220	54
Total service revenue [2]	3,214	3,085	4

[1]
Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]	As defined. See "Key Performance Indicators".

Rogers Communications Inc.	5	First Quarter 2017

Key Changes in Financial Results Compared to 2016

Higher revenue
Revenue increased 3% in the first quarter largely driven by Wireless service revenue growth of 7%.

Wireless service revenue increased primarily as a result of a larger subscriber base and the continued adoption of higher-postpaid-ARPA-generating Rogers Share Everything plans.

Cable revenue decreased marginally this quarter as a result of Television subscriber losses over the past year, largely offset by Internet revenue growth of 8%, due to Internet subscriber growth, and the movement of Internet subscribers to higher speed and usage tiers. Excluding the impact of lower wholesale Internet revenue as a result of the CRTC decision that reduced access service rates, Cable and Internet revenue would have increased by 1% and 11%, respectively.

Business Solutions revenue decreased 1% this quarter as the growth in on-net next generation services, including our data centre businesses, was more than offset by the continued planned reduction in lower-margin, off-net legacy revenue.

Media revenue increased 6% this quarter as a result of a Major League Baseball distribution to the Toronto Blue Jays and higher sports-related subscription revenue, partially offset by lower advertising and circulation revenue primarily due to the strategic shift in publishing announced late last year.

Adjusted operating profit
Wireless adjusted operating profit increased 7% this quarter as a result of service revenue growth as described above and the related flow through to adjusted operating profit.

Cable adjusted operating profit decreased marginally this quarter as a result of the marginal revenue decrease as described above.

Media adjusted operating loss decreased 43% this quarter as a result of higher revenue as described above, partially offset by higher operating expenses.

Net income and adjusted net income
Net income and adjusted net income increased 28% and 34%, respectively, this quarter primarily as a result of higher Wireless and Media adjusted operating profit as described above, along with lower depreciation and amortization.

Rogers Communications Inc.	6	First Quarter 2017

Results of our Reporting Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2017	2016	% Chg

Revenue
Service revenue	1,849	1,734	7
Equipment revenue	119	156	(24)
Revenue	1,968	1,890	4

Operating expenses
Cost of equipment	456	460	(1)
Other operating expenses	699	667	5
Operating expenses	1,155	1,127	2

Adjusted operating profit	813	763	7

Adjusted operating profit margin as a % of service revenue	44.0%	44.0%	—
Additions to property, plant and equipment	160	181	(12)

Wireless Subscriber Results 1

	Three months ended March 31
(In thousands, except churn, postpaid ARPA, and blended ARPU)	2017	2016	Chg

Postpaid
Gross additions	343	304	39
Net additions	60	14	46
Total postpaid subscribers [2]	8,617	8,285	332
Churn (monthly)	1.10%	1.17%	(0.07 pts )
ARPA (monthly)	$119.61	$112.23	$7.38
Prepaid
Gross additions	150	157	(7)
Net losses	(42)	(19)	(23)
Total prepaid subscribers [2]	1,675	1,587	88
Churn (monthly)	3.74%	3.65%	0.09 pts
Blended ARPU (monthly)	$59.96	$58.54	$1.42

[1]	Subscriber counts, subscriber churn, postpaid ARPA, and blended ARPU are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

Service revenue
The 7% increase in service revenue this quarter was a result of:

•	larger postpaid and prepaid subscriber bases; and

•
the continued adoption of customer-friendly Rogers Share Everything plans. These plans generate higher postpaid ARPA, bundle in various calling features and long distance, provide the ability to pool and manage data usage across multiple devices, and grant access to our other offerings, such as Roam Like Home, Rogers NHL GameCentre LIVE, Spotify, and Texture by Next Issue.

The 7% increase in postpaid ARPA this quarter was a result of subscribers increasingly adding new lines to existing accounts, including the continued adoption of Rogers Share Everything plans. Customers on Share Everything plans have increasingly utilized the advantages of premium offerings and access their shareable plans with multiple devices on the same account.

Rogers Communications Inc.	7	First Quarter 2017

The 2% increase in blended ARPU this quarter was a result of:

•	increased service revenue as discussed above; partially offset by

•	the general increase in our prepaid subscriber base over the past year.

We believe the increases in gross and net additions to our postpaid subscriber base and the lower postpaid churn this quarter were results of our strategic focus on enhancing the customer experience by providing higher-value offerings, such as our Share Everything plans, improving our customer service, and continually increasing the quality of our network.

Equipment revenue
The 24% decrease in equipment revenue this quarter was a result of:

•	larger average investments in customers who purchased devices under term contracts; and

•	a 7% decrease in device upgrades by existing subscribers; partially offset by

•	higher postpaid gross additions.

Operating expenses
Cost of equipment
The 1% decrease in the cost of equipment this quarter was a result of:

•	the decrease in device upgrades by existing subscribers, as discussed above; partially offset by

•	higher postpaid gross additions; and

•	a shift in the product mix of device sales towards higher-cost smartphones.

Other operating expenses
The 5% increase in other operating expenses this quarter was a result of:

•	higher cost of services, partially as a result of our higher-value offerings; and

•	higher commissions, as a result of our higher postpaid gross additions; partially offset by

•	lower marketing and advertising costs.

Adjusted operating profit
The 7% increase in adjusted operating profit this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	8	First Quarter 2017

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2017	2016	% Chg

Revenue
Internet	387	360	8
Television	375	395	(5)
Phone	91	99	(8)
Service revenue	853	854	—
Equipment revenue	2	2	—
Revenue	855	856	—

Operating expenses
Cost of equipment	1	1	—
Other operating expenses	462	462	—
Operating expenses	463	463	—

Adjusted operating profit	392	393	—

Adjusted operating profit margin	45.8%	45.9%	(0.1 pts )
Additions to property, plant and equipment	228	246	(7)

Cable Subscriber Results 1

	Three months ended March 31
(In thousands)	2017	2016	Chg

Internet
Net additions	30	16	14
Total Internet subscribers [2]	2,175	2,064	111
Television
Net losses	(24)	(26)	2
Total television subscribers [2]	1,796	1,870	(74)
Phone
Net additions (losses)	2	(10)	12
Total phone subscribers [2]	1,096	1,080	16

Cable homes passed [2]	4,255	4,153	102
Total service units [3]
Net additions (losses)	8	(20)	28
Total service units [2]	5,067	5,014	53

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]	Includes Internet, Television, and Phone subscribers.

Revenue
The marginal decrease in revenue this quarter was primarily a result of:

•	Television subscriber losses over the past year;

•	the impact of Phone promotional pricing, primarily related to Ignite multi-product bundles; and

•	lower wholesale revenue as a result of a CRTC decision that reduced access service rates; partially offset by

•	a higher subscriber base for our Internet products.

Excluding the impact of the CRTC decision, Cable revenue would have increased by 1% this quarter.

Rogers Communications Inc.	9	First Quarter 2017

Internet revenue
The 8% increase in Internet revenue this quarter was a result of:

•	a larger Internet subscriber base; and

•	general movement of customers to higher speed and usage tiers of our Ignite broadband Internet offerings; partially offset by

•	lower wholesale revenue as a result of a CRTC decision that reduced access service rates. Excluding this impact, Internet revenue would have increased by 11% this quarter.

Television revenue
The 5% decrease in Television revenue this quarter was a result of:

•	the decline in Television subscribers over the past year; and

•	more promotional pricing provided to subscribers.

Phone revenue
The 8% decrease in Phone revenue this quarter was a result of:

•	the impact of pricing packages, primarily related to Ignite multi-product bundles.

Operating expenses
Operating expenses were stable this quarter.

Adjusted operating profit
The marginal decrease in adjusted operating profit this quarter was a result of the revenue and expense changes discussed above. Excluding the impact of the CRTC decision that reduced access service rates, adjusted operating profit would have increased by 3% this quarter.

Rogers Communications Inc.	10	First Quarter 2017

BUSINESS SOLUTIONS

Business Solutions Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2017	2016	% Chg

Revenue
Next generation	78	75	4
Legacy	15	20	(25)
Service revenue	93	95	(2)
Equipment revenue	2	1	100
Revenue	95	96	(1)

Operating expenses	64	65	(2)

Adjusted operating profit	31	31	—

Adjusted operating profit margin	32.6%	32.3%	0.3 pts
Additions to property, plant and equipment	29	38	(24)

Revenue
The 2% decrease in service revenue this quarter was a result of the continued decline in our legacy and off-net voice business, partially offset by growth of higher-margin, next generation on-net and near-net IP-based services revenue. We expect legacy service revenue will continue to decrease as we focus on migrating customers to more advanced, cost-effective IP-based services and solutions.

Next generation services, which include our data centre operations, represented 84% of service revenue in the quarter (2016 - 79%).

Operating expenses
The 2% decrease in operating expenses this quarter was a result of lower service costs due to the continued migration to more cost-effective services and solutions, as described above.

Adjusted operating profit
Adjusted operating profit was stable this quarter as a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	First Quarter 2017

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2017	2016	% Chg

Revenue	474	448	6
Operating expenses	502	497	1

Adjusted operating loss	(28)	(49)	(43)

Adjusted operating profit margin	(5.9)%	(10.9)%	5.0 pts
Additions to property, plant and equipment	13	18	(28)

Revenue
The 6% increase in revenue this quarter was a result of:

•	a distribution to the Toronto Blue Jays from Major League Baseball;

•	higher Sportsnet subscription revenue; and

•	higher The Shopping Channel (TSC) merchandise sales; partially offset by

•	lower advertising and circulation revenue primarily due to the strategic shift in publishing announced last year.

Operating expenses
The 1% increase in operating expenses this quarter was a result of:

•	higher TSC merchandise costs; partially offset by

•	lower publishing costs due to the strategic shift as discussed above.

Adjusted operating loss
The 43% decrease in adjusted operating loss this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	First Quarter 2017

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended March 31
(In millions of dollars, except capital intensity)	2017	2016	% Chg

Additions to property, plant and equipment
Wireless	160	181	(12)
Cable	228	246	(7)
Business Solutions	29	38	(24)
Media	13	18	(28)
Corporate	56	69	(19)

Total additions to property, plant and equipment [1]	486	552	(12)

Capital intensity [2]	14.6%	17.0%	(2.4 pts )

[1]	Additions to property, plant and equipment do not include expenditures for spectrum licences.

[2]	As defined. See "Key Performance Indicators".

Wireless
The decrease in additions to property, plant and equipment in Wireless this quarter was primarily a result of higher LTE network investments in the first quarter of 2016 relative to 2017 to enhance network coverage and the quality of our network. Deployment of our 700 MHz LTE network reached 91% of Canada’s population as at March 31, 2017. The 700 MHz LTE network offers improved signal quality in basements, elevators, and buildings with thick concrete walls. Deployment of our overall LTE network reached approximately 95% of Canada’s population as at March 31, 2017.

Cable
The decrease in additions to property, plant and equipment in Cable this quarter was a result of investments associated with delivering Ignite Gigabit Internet across our Cable footprint in 2016, as well as costs related to development of our IPTV product in the first quarter of 2016. This was partially offset by costs incurred this quarter related to our forthcoming rollout of the X1 IP-based video platform and higher success-based investments in 2017 arising from higher subscriber activity.

Business Solutions
The decrease in additions to property, plant and equipment in Business Solutions this quarter was a result of higher investments in network infrastructure in the first quarter of 2016 relative to 2017.

Media
The decrease in additions to property, plant and equipment in Media this quarter was a result of higher investments in digital platforms and broadcast facilities in the first quarter of 2016 relative to 2017, partially offset by higher investments at the Rogers Centre this quarter.

Corporate
The decrease in additions to property, plant and equipment in Corporate this quarter was a result of higher information technology investments and premise improvements at our various offices in the first quarter of 2016 relative to 2017.

Capital intensity
Capital intensity decreased this quarter as a result of lower additions to property, plant and equipment, as discussed above, combined with higher total revenue.

Rogers Communications Inc.	13	First Quarter 2017

Review of Consolidated Performance

This section discusses our consolidated net income and other expenses that do not form part of the segment discussions above.

	Three months ended March 31
(In millions of dollars)	2017	2016	% Chg

Adjusted operating profit [1]	1,166	1,101	6
Deduct (add):
Stock-based compensation	13	12	8
Depreciation and amortization	545	574	(5)
Restructuring, acquisition and other	28	44	(36)
Finance costs	190	196	(3)
Other income	(11)	(34)	(68)
Income tax expense	107	79	35

Net income	294	230	28

[1]
Adjusted operating profit is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about this measure, including how we calculate it.

Stock-based compensation
Our stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units, and deferred share units, is generally driven by:

•	the vesting of stock options and share units; and

•	changes in the market price of RCI Class B shares; offset by

•
the impact of certain equity derivative instruments designed to hedge a portion of the stock price appreciation risk for our stock-based compensation programs. See "Financial Risk Management" for more information about equity derivatives.

	Three months ended March 31
(In millions of dollars)	2017	2016

Impact of vesting	14	16
Impact of change in price	39	22
Equity derivatives, net of interest receipt	(40)	(26)

Total stock-based compensation	13	12

Depreciation and amortization

	Three months ended March 31
(In millions of dollars)	2017	2016	% Chg

Depreciation	532	549	(3)
Amortization	13	25	(48)

Total depreciation and amortization	545	574	(5)
Total depreciation and amortization decreased this quarter primarily as a result of certain assets becoming fully amortized.

Restructuring, acquisition and other
This quarter, we incurred $28 million (2016 - $44 million) in restructuring, acquisition and other expenses. The costs this quarter were primarily a result of severance costs associated with the targeted restructuring of our employee base.

Rogers Communications Inc.	14	First Quarter 2017

Finance costs

	Three months ended March 31
(In millions of dollars)	2017	2016	% Chg

Interest on borrowings [1]	186	196	(5)
Interest on post-employment benefits liability	3	2	50
Gain on foreign exchange	(8)	(25)	(68)
Change in fair value of derivatives	8	24	(67)
Capitalized interest	(4)	(4)	—
Other	5	3	67

Total finance costs	190	196	(3)

[1]	Interest on borrowings includes interest on long-term debt and on short-term borrowings.

Interest on borrowings
Interest on borrowings decreased this quarter as a result of a decrease in the principal amount of our outstanding debt over the last twelve months and a lower weighted average cost of financing. See "Managing our Liquidity and Financial Resources" and "Financial Condition" for more information about our debt and related finance costs.

Income tax expense

	Three months ended March 31
(In millions of dollars, except tax rates)	2017	2016

Statutory income tax rate	26.7%	26.6%
Income before income tax expense	401	309
Computed income tax expense	107	82
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	5	3
Income tax adjustment, legislative tax change	—	3
Non-taxable portion of capital gain	(3)	(5)
Other items	(2)	(4)

Total income tax expense	107	79

Effective income tax rate	26.7%	25.6%
Cash income taxes paid	160	137

Cash income taxes paid increased this quarter primarily as a result of the impact that the 2015 acquisition of Mobilicity had in reducing our 2016 tax installment payments.

Net income

	Three months ended March 31
(In millions of dollars, except per share amounts)	2017	2016	% Chg

Net income	294	230	28
Basic earnings per share	$0.57	$0.45	27
Diluted earnings per share	$0.57	$0.44	30

Rogers Communications Inc.	15	First Quarter 2017

Adjusted net income
We calculate adjusted net income from adjusted operating profit as follows:

	Three months ended March 31
(In millions of dollars, except per share amounts)	2017	2016	% Chg

Adjusted operating profit [1]	1,166	1,101	6
Deduct:
Depreciation and amortization	545	574	(5)
Finance costs	190	196	(3)
Other (income) expense [2]	(11)	5	n/m
Income tax expense [3]	113	81	40

Adjusted net income [1]	329	245	34

Adjusted basic earnings per share [1]	$0.64	$0.48	33
Adjusted diluted earnings per share [1]	$0.64	$0.47	36
n/m - not meaningful

[1]
Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]	Other expense for the three months ended March 31, 2016 excludes a $39 million gain on divestitures pertaining to investments.

[3]
Income tax expense excludes a $6 million recovery (2016 - $5 million recovery) for the three months ended March 31, 2017 related to the income tax impact for adjusted items. Income tax expense also excludes expenses as a result of legislative tax changes of nil (2016 - $3 million) for the three months ended March 31, 2017.

Rogers Communications Inc.	16	First Quarter 2017

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended March 31
(In millions of dollars)	2017	2016

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,172	1,093
Change in non-cash operating working capital items	(178)	(120)
Cash provided by operating activities before income taxes paid and interest paid	994	973
Income taxes paid	(160)	(137)
Interest paid	(238)	(238)

Cash provided by operating activities	596	598

Investing activities:
Additions to property, plant and equipment	(486)	(552)
Additions to program rights	(14)	(10)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	(81)	(137)
Other	(26)	(40)

Cash used in investing activities	(607)	(739)

Financing activities:
Net proceeds received on short-term borrowings	336	205
Net (repayment) issuance of long-term debt	(53)	119
Net payments on settlement of debt derivatives and forward contracts	(3)	(19)
Dividends paid	(247)	(247)

Cash provided by financing activities	33	58

Change in cash and cash equivalents	22	(83)
(Bank advances) cash and cash equivalents, beginning of period	(71)	11

Bank advances, end of period	(49)	(72)

Operating activities
The marginal decrease in cash provided by operating activities this quarter was primarily a result of lower net funding provided by working capital items due to greater vendor payments made this quarter and higher cash income taxes as a result of the impact that the 2015 acquisition of Mobilicity had in reducing our 2016 tax installment payments, partially offset by higher adjusted operating profit.

Investing activities
Additions to property, plant and equipment
We spent $486 million this quarter on additions to property, plant and equipment before changes in non-cash working capital items, which was lower than the same period in 2016. See "Additions to Property, Plant and Equipment" for more information.

Rogers Communications Inc.	17	First Quarter 2017

Financing activities
Accounts receivable securitization
Below is a summary of the activity relating to our accounts receivable securitization program for the three months ended March 31, 2017 and 2016:

	Three months ended March 31
(In millions of dollars)	2017	2016

Proceeds received from accounts receivable securitization	250	250
Repayment of accounts receivable securitization	(180)	(45)

Net proceeds received from accounts receivable securitization	70	205

As at March 31, 2017, our total funding under the securitization program was $870 million (December 31, 2016 - $800 million).

Commercial paper program
This quarter, we entered into a US dollar-denominated commercial paper (US CP) program that allows us to issue, subject to receipt of purchase commitments from investors, up to a maximum aggregate principal amount of US$1 billion, as currently approved by our Board. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days. Any issuances made under the US CP program will be issued at a discount. See "Financial Condition" for more information.

During the three months ended March 31, 2017, we issued US$200 million ($266 million) (2016 - nil) of commercial paper under the US CP program, all of which remained outstanding as at March 31, 2017.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program. See "Financial Risk Management" for more information.

Bank and letter of credit facilities
Below is a summary of the activity relating to our revolving and non-revolving bank credit facilities for the three months ended March 31, 2017 and 2016:

	Three months ended March 31, 2017
	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)

Issuance of US dollar long-term debt	425	1.34	571
Issuance of Canadian dollar long-term debt			700

Total long-term debt issued			1,271

Repayment of US dollar long-term debt	(375)	1.33	(499)
Repayment of Canadian dollar long-term debt			(575)

Total long-term debt repaid			(1,074)

Rogers Communications Inc.	18	First Quarter 2017

	Three months ended March 31, 2016
	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)

Issuance of US dollar long-term debt	507	1.36	688
Issuance of Canadian dollar long-term debt			—

Total long-term debt issued			688

Repayment of US dollar long-term debt	(50)	1.38	(69)
Repayment of Canadian dollar long-term debt			(500)

Total long-term debt repaid			(569)

Certain funds were borrowed under our revolving and non-revolving credit facilities in US dollars to take advantage of a favourable interest rate spread; we have entered into debt derivatives related to these borrowings to convert all the interest and principal payment obligations to Canadian dollars. See "Financial Risk Management" for more information.

This quarter, we amended our revolving credit facility to, among other things, extend the maturity date of the original $2.5 billion facility from September 2020 to March 2022. In addition, we added a $700 million tranche to the facility that matures in March 2020. As a result, the total credit limit for the facility is now $3.2 billion. The revolving credit facility is unsecured, guaranteed by RCCI, and ranks equally with all of our senior notes and debentures.

During the quarter, we repaid the entire balance that was outstanding under our non-revolving bank credit facility. As a result of this repayment, this facility was terminated.

Senior notes
We did not issue any senior notes during the three months ended March 31, 2017 or 2016.

The table below provides a summary of the repayment of our senior notes for the three months ended March 31, 2017.

	Three months ended March 31, 2017
(In millions of dollars) Maturity date	Notional amount (US$)	Notional amount (Cdn$)

March 13, 2017	—	250

We did not repay any senior notes or settle any related debt derivatives during the three months ended March 31, 2016.

Dividends
The table below shows when dividends were declared and paid on both classes of our shares.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 26, 2017	March 13, 2017	April 3, 2017	0.48	247

January 27, 2016	March 13, 2016	April 1, 2016	0.48	247
April 18, 2016	June 12, 2016	July 4, 2016	0.48	247
August 11, 2016	September 11, 2016	October 3, 2016	0.48	247
October 20, 2016	December 12, 2016	January 3, 2017	0.48	247

Rogers Communications Inc.	19	First Quarter 2017

Free cash flow

	Three months ended March 31
(In millions of dollars)	2017	2016	% Chg

Adjusted operating profit [1]	1,166	1,101	6
Deduct (add):
Additions to property, plant and equipment [2]	486	552	(12)
Interest on borrowings, net of capitalized interest	182	192	(5)
Cash income taxes [3]	160	137	17

Free cash flow [1]	338	220	54

[1]
Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]	Additions to property, plant and equipment do not include expenditures for spectrum licences.

[3]	Cash income taxes are net of refunds received.

The 54% increase in free cash flow this quarter was a result of higher adjusted operating profit and lower additions to property, plant and equipment, partially offset by higher cash income taxes.

Rogers Communications Inc.	20	First Quarter 2017

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	March 31	December 31
(In millions of dollars)	2017	2016	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Accounts receivable	1,739	1,949	(210)	(11)	Primarily reflects a decrease in trade receivables due to seasonality.
Inventories	296	315	(19)	(6)	n/m
Other current assets	325	215	110	51	Primarily reflects an increase in prepaid expenses related to annual Wireless spectrum licence fees.
Current portion of derivative instruments	118	91	27	30	Primarily reflects changes in market values of equity derivatives as a result of the increase in our RCI.B stock price. See "Financial Risk Management" for more information.
Total current assets	2,478	2,570	(92)	(4)

Property, plant and equipment	10,704	10,749	(45)	—	Primarily reflects depreciation expense, partially offset by additions to property, plant and equipment. See "Additions to Property, Plant and Equipment" for more information.
Intangible assets	7,111	7,130	(19)	—	Reflects amortization of intangible assets.
Investments	2,243	2,174	69	3	Primarily reflects fair value increases for certain publicly held investments.
Derivative instruments	1,605	1,708	(103)	(6)	Primarily reflects changes in the market value of our debt derivatives as a result of the appreciation of the Cdn$ relative to the US$. See "Financial Risk Management" for more information.
Other long-term assets	94	98	(4)	(4)	n/m
Deferred tax assets	7	8	(1)	(13)	n/m
Goodwill	3,905	3,905	—	—	n/m

Total assets	28,147	28,342	(195)	(1)

Liabilities and shareholders’ equity
Current liabilities:
Bank advances	49	71	(22)	(31)	See "Managing our Liquidity and Financial Resources" for more information.
Short-term borrowings	1,136	800	336	42	Reflects borrowings under our new US CP program and an increase in borrowings under our securitization program.
Accounts payable and accrued liabilities	2,345	2,783	(438)	(16)	Reflects a decrease in trade payables as a result of business seasonality and lower accrued interest on long-term debt as a result of the timing of scheduled payments.
Income tax payable	134	186	(52)	(28)	Reflects the excess of income tax payable over tax installments paid.
Current portion of provisions	101	134	(33)	(25)	Primarily reflects a decrease to our provision related to our share of remaining obligations expected to be incurred in our shomi joint venture as a result of payments made.
Unearned revenue	446	367	79	22	Primarily reflects an increase in customer deposits at the Toronto Blue Jays.
Current portion of long-term debt	500	750	(250)	(33)	Reflects the repayment of $250 million of senior notes in March 2017.
Current portion of derivative instruments	26	22	4	18	n/m
Total current liabilities	4,737	5,113	(376)	(7)

Provisions	33	33	—	—	n/m
Long-term debt	15,434	15,330	104	1
Primarily reflects an increase in our credit facility borrowings, partially offset by revaluation due to the appreciation of the Cdn$ relative to the US$. See "Financial Risk Management" for more information.

Derivative instruments	154	118	36	31
Reflects changes in market values of bond forwards and debt derivatives, primarily as a result of the appreciation of the Cdn$ relative to the US$. See "Financial Risk Management" for more information.

Other long-term liabilities	541	562	(21)	(4)	Primarily reflects a decrease in stock-based compensation liability.
Deferred tax liabilities	1,906	1,917	(11)	(1)	n/m
Total liabilities	22,805	23,073	(268)	(1)

Shareholders’ equity	5,342	5,269	73	1	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders’ equity	28,147	28,342	(195)	(1)

Rogers Communications Inc.	21	First Quarter 2017

Financial Condition

The table below provides a summary of our total available liquidity under our bank credit facilities, letters of credit facilities, and short-term borrowings.

As at March 31, 2017	Total available	Drawn	Letters of credit	US CP program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	491	9	266	2,434
Outstanding letters of credit	59	—	59	—	—
Bank advances	—	49	—	—	(49)
Total bank credit facilities	3,259	540	68	266	2,385
Accounts receivable securitization	1,050	870	—	—	180

Total	4,309	1,410	68	266	2,565

As at December 31, 2016	Total available	Drawn	Letters of credit	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	2,500	—	9	2,491
Non-revolving	301	301	—	—
Outstanding letters of credit	59	—	59	—
Bank advances	—	71	—	(71)
Total bank credit facilities	2,860	372	68	2,420
Accounts receivable securitization	1,050	800	—	250

Total	3,910	1,172	68	2,670

In addition to the sources of available liquidity noted above, we held $1,115 million of marketable securities in publicly-traded companies as at March 31, 2017 (December 31, 2016 - $1,047 million).

Our borrowings had a weighted average cost of financing of 4.66% as at March 31, 2017 (December 31, 2016 - 4.72%) and a weighted average term to maturity of 10.4 years (December 31, 2016 - 10.6 years). This comparative decline in our weighted average interest rate reflects the combined effects of:

•	the utilization of our US CP program as at March 31, 2017; and

•	greater utilization of our bank credit facilities and accounts receivable securitization program as at March 31, 2017.

As at March 31, 2017, the credit ratings on RCI’s outstanding senior notes and debentures (long-term) and US CP (short-term) were as follows:

	Short-term	Long-term [1]
Standard and Poor’s Ratings Services	A-2	BBB+ with a stable outlook
Moody’s Ratings Services	P-2	Baa1 with a stable outlook
Fitch Ratings	N/A [2]	BBB+ with a stable outlook

[1]	Unchanged in the quarter.

[2]	We did not seek a rating from Fitch for our short-term obligations.

Rogers Communications Inc.	22	First Quarter 2017

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2016 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 89.6% of our outstanding debt, including short-term borrowings, as at March 31, 2017 (December 31, 2016 - 91.2%).

Debt derivatives
Bank credit facilities
During the quarter, we entered into debt derivatives related to our credit facility borrowings as a result of a favourable interest rate spread obtained from borrowing funds in US dollars. We used these derivatives to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility borrowings. As a result of the short-term nature of these debt derivatives related to our credit facility borrowings, we have not designated them as hedges for accounting purposes.

Commercial paper
During the quarter, we entered into debt derivatives related to our US CP to offset the foreign exchange and interest rate risk on borrowings under our US CP program. We have not designated these debt derivatives as hedges for accounting purposes.

During the three months ended March 31, 2017 and 2016, we entered into and settled debt derivatives related to our credit facility borrowings and commercial paper program as follows:

	Three months ended March 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	875	1.33	1,165
Debt derivatives settled	825	1.32	1,092

Net cash paid			(3)

Commercial paper program
Debt derivatives entered	200	1.33	266

	Three months ended March 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	724	1.35	976
Debt derivatives settled	342	1.39	474

Net cash paid			(19)

As at March 31, 2017, we had US$200 million and US$200 million of debt derivatives outstanding relating to our credit facility borrowings and commercial paper program (December 31, 2016 - US$150 million and nil), respectively.

Senior notes
We did not enter into or settle any debt derivatives related to senior notes during the three months ended March 31, 2017 and 2016. See "Mark-to-market value" for more information about our debt derivatives.

Bond forwards
We did not enter into or settle any bond forwards this quarter. See "Mark-to-market value" for more information about our bond forwards.

Rogers Communications Inc.	23	First Quarter 2017

Expenditure derivatives
As at March 31, 2017, we had US$1,185 million of expenditure derivatives outstanding (December 31, 2016 - US$1,290 million) with terms to maturity ranging from April 2017 to December 2018 (December 31, 2016 - January 2017 to December 2018), at an average rate of $1.32/US$ (December 31, 2016 - $1.32/US$).

Below is a summary of the activity relating to our expenditure derivatives for three months ended March 31, 2017 and 2016.

	Three months ended March 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	120	1.29	155
Expenditure derivatives settled	225	1.33	300

	Three months ended March 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	420	1.39	584
Expenditure derivatives settled	210	1.22	256

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
As at March 31, 2017, we had equity derivatives for 5.4 million (December 31, 2016 - 5.4 million) RCI Class B shares with a weighted average price of $51.44 (December 31, 2016 - $50.30).

In March 2017, we settled existing equity derivatives for net proceeds of $6 million and entered into new derivatives on one million RCI Class B shares with an expiry date of March 2018. We have also executed extension agreements for the remaining equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2018 (from April 2017).

See "Mark-to-market value" for more information about our equity derivatives.

Rogers Communications Inc.	24	First Quarter 2017

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at March 31, 2017
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,654
As liabilities	1,500	1.3388	2,008	(93)
Short-term debt derivatives not accounted for as hedges:
As liabilities	400	1.3443	538	(6)
Net mark-to-market debt derivative asset				1,555
Bond forwards accounted for as cash flow hedges:
As liabilities			900	(61)
Expenditure derivatives accounted for as cash flow hedges:
As assets	750	1.2860	965	29
As liabilities	435	1.3739	598	(20)
Net mark-to-market expenditure derivative asset				9
Equity derivatives not accounted for as hedges:
As assets			276	40
Net mark-to-market asset				1,543

	As at December 31, 2016
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,751
As liabilities	1,500	1.3388	2,008	(68)
Short-term debt derivatives not accounted for as hedges:
As liabilities	150	1.3407	201	—
Net mark-to-market debt derivative asset				1,683
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(51)
Expenditure derivatives accounted for as cash flow hedges:
As assets	990	1.2967	1,284	40
As liabilities	300	1.4129	424	(21)
Net mark-to-market expenditure derivative asset				19
Equity derivatives not accounted for as hedges:
As assets	—	—	270	8
Net mark-to-market asset				1,659

Rogers Communications Inc.	25	First Quarter 2017

Adjusted net debt and adjusted net debt / adjusted operating profit
We use adjusted net debt and adjusted net debt / adjusted operating profit to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and cash and cash equivalents or bank advances.

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2017	2016

Long-term debt [1]	16,051	16,197
Net debt derivative assets valued without any adjustment for credit risk	(1,596)	(1,740)
Short-term borrowings	1,136	800
Bank advances	49	71

Adjusted net debt [2]	15,640	15,328

Adjusted net debt / adjusted operating profit [2,3]	3.0	3.0

[1]
Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt" in the section "Non-GAAP Measures" for the calculation of this amount.

[2]
Adjusted net debt and adjusted net debt / adjusted operating profit are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]	Adjusted net debt / adjusted operating profit is measured using adjusted operating profit for the last twelve consecutive months.

In addition, we held $1,115 million of marketable securities in publicly-traded companies as at March 31, 2017 (December 31, 2016 - $1,047 million).

Our adjusted net debt increased by $0.3 billion from December 31, 2016 primarily as a result of the seasonal use of cash in our business.

Outstanding common shares

	As at March 31	As at December 31
	2017	2016

Common shares outstanding [1]
Class A Voting	112,411,992	112,411,992
Class B Non-Voting	402,398,133	402,396,133

Total common shares	514,810,125	514,808,125

Options to purchase Class B Non-Voting shares
Outstanding options	3,478,639	3,732,524
Outstanding options exercisable	1,771,215	1,770,784

[1]
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer for the Class B Non-Voting shares.

Rogers Communications Inc.	26	First Quarter 2017

Commitments and Contractual Obligations

See our 2016 Annual MD&A for a summary of our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in Notes 16, 20, and 28 of our 2016 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2016 Annual MD&A, since December 31, 2016.

Regulatory Developments

See our 2016 Annual MD&A for a discussion of the significant regulations that affected our operations as at February 9, 2017. There have been no significant regulatory developments since that date.

Updates to Risks and Uncertainties

See our 2016 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at February 9, 2017, which should be reviewed in conjunction with this interim quarterly MD&A. The following litigation may contribute to those risks and uncertainties.

System access fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. However, the court denied this application and the second action remains conditionally stayed.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular devices
In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Rogers Communications Inc.	27	First Quarter 2017

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Critical Accounting Policies and Estimates

See our 2016 Annual MD&A and our 2016 Annual Audited Consolidated Financial Statements and Notes for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2017
We adopted new amendments to the following accounting standards effective for our interim and annual consolidated financial statements commencing January 1, 2017. These changes did not have a material impact on our financial results.

•	IAS 7, Statement of Cash Flows

•	IAS 12, Income Taxes

•	IFRS 12, Disclosure of Interests in Other Entities

Recent accounting pronouncements not yet adopted
We are required to adopt the following new accounting standards on or after January 1, 2018, at the earliest. We are assessing the impact of adopting these new standards on our forthcoming interim and annual consolidated financial statements. See our 2016 Annual Audited Consolidated Financial Statements and Notes for details.

•	IFRS 9, Financial Instruments (effective January 1, 2018)

•	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018)

•	IFRS 16, Leases (effective January 1, 2019)

We continue to assess the impact of each of these standards on our consolidated financial statements and we are progressing with the implementation of each of these standards. As at the date of this MD&A, there have been no significant changes to the disclosure related to the implementation of these standards that was included in our 2016 financial statements. With respect to IFRS 15, we have a team dedicated to ensuring our compliance with this standard. We are implementing a new system to enable us to comply with the requirements of the standard on a contract-by-contract basis and expect to begin a parallel run under both IAS 18 and IFRS 15 using this system in 2017. We will have detailed data validation processes that will continue throughout the course of 2017. As a result, we continue to assess the impact of this standard on our consolidated financial statements and it is not yet possible to make a reliable estimate of its impact. We will disclose the estimated financial effects of the adoption of IFRS 15 in our 2017 annual consolidated financial statements.

Transactions with related parties
We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman of a law firm that provides a portion of our legal services; and

•	the chairman of a company that provides printing services to the Company.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. The related party activity for the business transactions described above is summarized as follows:

	Three months ended March 31
(In millions of dollars)	2017	2016

Printing and legal services	7	5

Rogers Communications Inc.	28	First Quarter 2017

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three months ended March 31, 2017 and 2016.

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reporting segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reporting segments, refer to our 2016 Annual MD&A.

Financial Guidance

There are no changes at this time to the consolidated guidance ranges for revenue, adjusted operating profit, free cash flow, or additions to property, plant and equipment, net, which were provided on January 26, 2017. See "About Forward-Looking Information" in this MD&A and in our 2016 Annual MD&A. Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2016 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered an alternative to net income or any other measure of performance under IFRS. They include:

•	Subscriber counts;

•	Subscriber churn (churn);

•	Postpaid average revenue per account (ARPA);

•	Blended average revenue per user (ARPU);

•	Capital intensity; and

•	Total service revenue.

Rogers Communications Inc.	29	First Quarter 2017

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit Adjusted operating profit margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted operating profit:
Net income
add (deduct)
income tax expense (recovery), other expense (income), finance costs, restructuring, acquisition and other, depreciation and amortization, stock-based compensation, and impairment of assets and related onerous contract charges.

Adjusted operating profit margin:
Adjusted operating profit
divided by
revenue (service revenue for Wireless).
Net income
	●	We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
stock-based compensation, restructuring, acquisition and other, impairment of assets and related onerous contract charges, loss (gain) on sale or wind down of investments, (gain) on acquisitions, loss on non-controlling interest purchase obligations, loss on repayment of long-term debt, and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income
divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted operating profit deduct additions to property, plant and equipment net of proceeds on disposition, interest on borrowings net of capitalized interest, and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt, deferred transaction costs and discounts, net debt derivative (assets) liabilities, credit risk adjustment related to net debt derivatives, bank advances (cash and cash equivalents), and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Adjusted net debt / adjusted operating profit	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted operating profit (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	30	First Quarter 2017

Reconciliation of adjusted operating profit

	Three months ended March 31
(In millions of dollars)	2017	2016

Net income	294	230
Add (deduct):
Income tax expense	107	79
Other income	(11)	(34)
Finance costs	190	196
Restructuring, acquisition and other	28	44
Depreciation and amortization	545	574
Stock-based compensation	13	12

Adjusted operating profit	1,166	1,101

Reconciliation of adjusted operating profit margin

	Three months ended March 31
(In millions of dollars, except percentages)	2017	2016

Adjusted operating profit margin:
Adjusted operating profit	1,166	1,101
Divided by: total revenue	3,338	3,245

Adjusted operating profit margin	34.9%	33.9%

Reconciliation of adjusted net income

	Three months ended March 31
(In millions of dollars)	2017	2016

Net income	294	230
Add (deduct):
Stock-based compensation	13	12
Restructuring, acquisition and other	28	44
Gain on divestitures pertaining to investments	—	(39)
Income tax impact of above items	(6)	(5)
Income tax adjustment, legislative tax change	—	3

Adjusted net income	329	245

Rogers Communications Inc.	31	First Quarter 2017

Reconciliation of adjusted earnings per share

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Three months ended March 31
	2017	2016

Adjusted basic earnings per share:
Adjusted net income	329	245
Divided by:
Weighted average number of shares outstanding	515	515

Adjusted basic earnings per share	$0.64	$0.48

Adjusted diluted earnings per share:
Adjusted net income	329	245
Divided by:
Diluted weighted average number of shares outstanding	517	517

Adjusted diluted earnings per share	$0.64	$0.47

Reconciliation of free cash flow

	Three months ended March 31
(In millions of dollars)	2017	2016

Cash provided by operating activities	596	598
Add (deduct):
Additions to property, plant and equipment	(486)	(552)
Interest on borrowings, net of capitalized interest	(182)	(192)
Restructuring, acquisition and other	28	44
Interest paid	238	238
Change in non-cash operating working capital items	178	120
Other adjustments	(34)	(36)

Free cash flow	338	220

Rogers Communications Inc.	32	First Quarter 2017

Reconciliation of adjusted net debt and adjusted net debt / adjusted operating profit

	As at March 31	As at December 31
(In millions of dollars)	2017	2016

Current portion of long-term debt	500	750
Long-term debt	15,434	15,330
Deferred transaction costs and discounts	117	117
	16,051	16,197
Add (deduct):
Net debt derivative assets	(1,555)	(1,683)
Credit risk adjustment related to net debt derivative assets	(41)	(57)
Short-term borrowings	1,136	800
Bank advances	49	71

Adjusted net debt	15,640	15,328

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2017	2016

Adjusted net debt / adjusted operating profit
Adjusted net debt	15,640	15,328
Divided by: trailing 12-month adjusted operating profit	5,157	5,092

Adjusted net debt / adjusted operating profit	3.0	3.0

Rogers Communications Inc.	33	First Quarter 2017

Other Information

Consolidated financial results - quarterly summary
The table below shows our consolidated results for the past eight quarters.

	2017	2016				2015
(In millions of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue
Wireless	1,968	2,058	2,037	1,931	1,890	1,981	1,973	1,903
Cable	855	858	865	870	856	855	871	869
Business Solutions	95	96	95	97	96	95	94	94
Media	474	550	533	615	448	560	473	582
Corporate items and intercompany eliminations	(54)	(52)	(38)	(58)	(45)	(39)	(27)	(45)
Total revenue	3,338	3,510	3,492	3,455	3,245	3,452	3,384	3,403

Adjusted operating profit (loss)
Wireless	813	792	884	846	763	754	879	841
Cable	392	435	431	415	393	426	416	414
Business Solutions	31	30	31	31	31	30	31	27
Media	(28)	49	79	90	(49)	56	58	90
Corporate items and intercompany eliminations	(42)	(47)	(40)	(35)	(37)	(40)	(39)	(35)
Adjusted operating profit [1]	1,166	1,259	1,385	1,347	1,101	1,226	1,345	1,337
Deduct (add):
Stock-based compensation	13	16	18	15	12	16	13	14
Depreciation and amortization	545	555	575	572	574	580	576	562
Impairment of assets and related onerous contract charges	—	484	—	—	—	—	—	—
Restructuring, acquisition and other	28	34	55	27	44	23	37	42
Finance costs	190	188	188	189	196	192	190	182
Other (income) expense	(11)	(4)	220	9	(34)	4	(31)	26
Net income (loss) before income tax expense (recovery)	401	(14)	329	535	309	411	560	511
Income tax expense (recovery)	107	(5)	109	141	79	112	135	148
Net income (loss)	294	(9)	220	394	230	299	425	363

Earnings (loss) per share:
Basic	$0.57	($0.02)	$0.43	$0.77	$0.45	$0.58	$0.83	$0.70
Diluted	$0.57	($0.04)	$0.43	$0.76	$0.44	$0.58	$0.82	$0.70

Net income (loss)	294	(9)	220	394	230	299	425	363
Add (deduct):
Stock-based compensation	13	16	18	15	12	16	13	14
Restructuring, acquisition and other	28	34	55	27	44	23	37	42
Gain on acquisition of Mobilicity	—	—	—	—	—	—	(74)	—
Loss on non-controlling interest purchase obligation	—	—	—	—	—	—	72	—
Loss on wind down of shomi	—	—	140	—	—	—	—	—
Net loss (gain) on divestitures pertaining to investments	—	—	50	—	(39)	—	—	—
Impairment of assets and related onerous contract charges	—	484	—	—	—	—	—	—
Income tax impact of above items	(6)	(143)	(56)	(9)	(5)	(7)	(12)	(13)
Income tax adjustment, legislative tax change	—	—	—	—	3	—	—	6
Adjusted net income [1]	329	382	427	427	245	331	461	412

Adjusted earnings per share [1]:
Basic	$0.64	$0.74	$0.83	$0.83	$0.48	$0.64	$0.90	$0.80
Diluted	$0.64	$0.74	$0.83	$0.83	$0.47	$0.64	$0.89	$0.80

Additions to property, plant and equipment	486	604	549	647	552	773	571	621
Cash provided by operating activities	596	1,053	1,185	1,121	598	950	1,456	1,114
Free cash flow [1]	338	392	598	495	220	274	660	476
Total service revenue [2]	3,214	3,306	3,328	3,308	3,085	3,214	3,183	3,204

[1]
Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]	As defined. See "Key Performance Indicators".

Rogers Communications Inc.	34	First Quarter 2017

Summary of financial information of long-term debt guarantor
Our outstanding public debt, $3.3 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended March 31	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Selected Statements of Income data measure:
Revenue	1	5	2,917	2,843	483	452	(63)	(55)	3,338	3,245
Net Income (loss)	294	230	321	114	181	225	(502)	(339)	294	230

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Mar. 31 2017	Dec. 31 2016	Mar. 31 2017	Dec. 31 2016	Mar. 31 2017	Dec. 31 2016	Mar. 31 2017	Dec. 31 2016	Mar. 31 2017	Dec. 31 2016
Selected Statements of Financial Position data measure:
Current assets	24,049	22,831	20,898	19,665	10,183	9,780	(52,652)	(49,706)	2,478	2,570
Non-current assets	29,305	28,812	38,388	38,448	5,757	5,805	(47,781)	(47,293)	25,669	25,772
Current liabilities	27,246	25,712	26,054	25,190	5,731	5,558	(54,294)	(51,347)	4,737	5,113
Non-current liabilities	17,271	17,159	2,069	2,084	72	75	(1,344)	(1,358)	18,068	17,960

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.

[2]
Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

Rogers Communications Inc.	35	First Quarter 2017

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	adjusted operating profit;

•	additions to property, plant and equipment;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements; and

•	all other statements that are not historical facts.

We base our conclusions, forecasts, and projections on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	36	First Quarter 2017

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2016 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this MD&A.

# # #

Rogers Communications Inc.	37	First Quarter 2017